Exhibit 99.100

CONSENT OF BURNET, DUCKWORTH AND PALMER LLP

We consent to the reference to our firm name in Just Energy Group’s registration statement on Form 40-F, dated January 18, 2012, contained in the Management Information Circular, dated May 27, 2010, under the heading “Certain Canadian Federal Income Tax Considerations”, which is incorporated by reference in the registration statement on Form 40-F of the Company.

  /s/  Burnet, Duckworth and Palmer LLP

Burnet, Duckworth and Palmer LLP

Calgary, Canada

January 18, 2012